[Total Letterhead]

FOIA CONFIDENTIAL TREATMENT REQUEST

September 10, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By Hand Delivery and, without enclosures, by EDGAR.

Attention: H. Roger Schwall

Re:	FOIA Confidential Treatment Request of Total S.A.

Dear Mr. Schwall:

We refer to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 26, 2007 (the “Comment Letter”), regarding the Annual Report on Form 20-F for the year ended December 31, 2006 of Total S.A. (the “Company”).

The enclosed information (the “Confidential Material”) responds to certain engineering and geological questions raised by the Staff in its Comment Letter. The Confidential Material contains confidential commercial information and is submitted to the Staff on a confidential, supplemental basis pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended. This letter also constitutes the request by the Company for confidential treatment of the Confidential Material.

Rule 12b-4 Request

Pursuant to Rule 12b-4, the Company hereby requests that the Confidential Material be returned to the undersigned promptly following completion of the Staff’s review of the Confidential Material.

Rule 83 Request for Confidential Treatment

In accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), the Company hereby requests that the Confidential Material be afforded confidential treatment under the Freedom of Information Act. Enclosed is a copy of the Company’s response letter that contains the Confidential Information, which bear the

Bates-stamp numbers Total-001, Total-002 and Total-003. Please promptly notify the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

The Confidential Material constitutes privileged or confidential trade secrets or commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)). The Confidential Material has not previously been disclosed or made available to the public.

Pursuant to Rule 83, a copy of this request (but not the Confidential Material) is also being delivered to the Freedom of Information Act Officer of the Commission.

Any questions or notifications with respect to this request for confidential treatment should be directed to the undersigned at 011-331-4744-3622.

Very truly yours,

/s/ Thierry Reveau de Cyrières
Thierry Reveau de Cyrières

(Enclosures)

cc:	(without enclosures)

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

Operations Center

6432 General Green Way

Alexandria, Virginia 22312-2413

Ronald Winfrey

Mark Wojciechowski

(Securities and Exchange Commission)

Hervé Jaskulké

Matthew Clayton

(Total S.A.)

Richard G. Asthalter

(Sullivan & Cromwell LLP)